UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 16 - 2011 issued by TORM A/S (the "Company") to The Copenhagen Stock Exchange on October 31, 2011.

Set forth herein as Exhibit 99.2 is a copy of Announcement No. 17 - 2011 issued by the Company to The Copenhagen Stock Exchange on October 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: October 31, 2011	By:	/s/ Jacob Meldgaard
Name: Jacob Meldgaard Title: Chief Executive Officer

Exhibit 99.1

TORM revises the forecast for the result before tax for 2011

Since the quarterly release in August 2011 the global economic uncertainty and pressure on freight rates have persisted. In particular, the product tanker freight rates in the second half of 2011 have been lower than expected. Therefore, TORM revises its forecast for the full year of 2011 from an expected loss before tax of USD 100-175 million to an expected loss before tax of USD 175-195 million.

"Especially the freight rates for the larger vessel segments, LR1 and LR2, have been below expectations in the second half of 2011. It has been a challenging market for a prolonged period, but TORM remains confident that in the longer term the product tanker segment will benefit from improved market fundamentals," CEO Jacob Meldgaard says.

As planned, TORM will release its interim financial statement for the first nine months of 2011 on 17 November 2011.

Contact TORM A/S Jacob Meldgaard, CEO, tel.: +45 39 17 92 00 Roland M. Andersen, CFO, tel.: +45 39 17 92 00 Christian Søgaard-Chr. IR, tel.: +45 30 76 12 88	Tuborg Havnevej 18 DK-2900 Hellerup, Denmark Tel.: +45 39 17 92 00 / Fax: +45 39 17 93 93 www.torm.com

About TORM
TORM is one of the world's leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company runs a fleet of approximately 140 modern vessels in cooperation with other respected shipping companies sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor statements as to the future
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward-looking statements are based on management's current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.

Announcement no.16 / 31 October 2011	TORM revises the forecast for the result before tax for 2011	Page 1 of 1

Exhibit 99.2

Notice of Extraordinary General Meeting and complete proposals

Enclosed please find a letter from the chairman of the Board, the notice of and the complete proposals for the Extraordinary General Meeting of directors and shareholders of TORM A/S to be held on 22 November 2011.

Contact TORM A/S N.E, Nielsen, Chairman of the Board tel.: +45 42 43 33 43	Tuborg Havnevej 18 DK-2900 Hellerup, Denmark Tel.: +45 39 17 92 00 / Fax: +45 39 17 93 93 www.torm.com

About TORM
TORM is one of the world's leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company runs a fleet of approximately 140 modern vessels in cooperation with other respected shipping companies sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor statements as to the future
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward-looking statements are based on management's current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.

Announcement no.17 / 31 October 2011	Notice of EGM and complete proposals	Page 1 of 7

Attention: Shareholders in TORM A/S
Hellerup, 31 October 2011

Extraordinary General Meeting in TORM A/S – 22 November 2011

TORM has over the last few years worked on its funding situation as a consequence of the challenging market conditions that have prevailed since 2009. TORM remains confident that in the longer term the product tanker segment will benefit from improved market fundamentals. In 2011 the freight rates, especially in the product tanker segment, have been under massive pressure – a trend that has accelerated in the second half of 2011. TORM therefore wants to strengthen its liquidity position through a rights issue. In addition, TORM is planning further liquidity improving initiatives.

Improvement of the funding situation

As announced at the Annual General Meeting in April 2011, the Board of Directors wants to improve TORM's balance sheet through the issuance of new shares with pre-emptive subscription rights for the existing shareholders. The rights issue is conducted in order to raise net cash proceeds of approximately USD 100 million. As announced in stock exchange release no. 12 of 28 June 2011, it is the intention to complete the rights issue before mid December 2011. The Board of Directors is therefore now convening an Extraordinary General Meeting in order for the shareholders to endorse the necessary decisions to complete the rights issue.

Reduction of the nominal value per TORM share

A reduction of the nominal value per share from DKK 5 to DKK 1 is required due to the current share price level and due to the rules of the Danish Companies Act regarding the issuance of new shares at a discount with pre-emptive subscription rights for the existing shareholders.

Subsequently, the nominal share capital will be increased through the issuance of new shares. The proposals and timeline for the rights issue will be explained in further details at the Extraordinary General Meeting.

Liquidity improving initiatives

TORM wants to complement the planned rights issue with a further strengthening of the Company's liquidity position and balance sheet. TORM has during the last six months worked on a broad range of initiatives to improve the liquidity position and the work is on-going. TORM will therefore present further liquidity improving initiatives, including financing agreements and efficiency improvements etc., no later than the Extraordinary General Meeting of 22 November 2011.

The Board of Directors hopes that you as a shareholder will support TORM either by participating in the Extraordinary General Meeting or by submitting your vote either by proxy or postal vote.

On behalf of the Board of Directors

N. E. Nielsen

Chairman of the Board of Directors

Announcement no.17 / 31 October 2011	Notice of EGM and complete proposals	Page 2 of 7

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given in accordance with Article 5 of the Articles of Association of TORM A/S (CVR no. 22460218) that the Extraordinary General Meeting of Shareholders of the Company will be held on

Tuesday 22 November 2011 at 10:00 a.m. C.E.T.

at Radisson Blu Falconer Hotel, Falkoner Allé 9, DK-2000 Frederiksberg with the following

AGENDA

1.	Proposals from the Board of Directors - Unconditional decrease of share capital and authorisation of the Board of Directors to carry out a subsequent increase of share capital

a.
Decision to decrease the share capital of the Company by nominally DKK 291,200,000 through a reduction of the nominal value per share (denomination) from DKK 5 to DKK 1 by transfer to a special reserve fund.

b.
Decision to authorise the Board of Directors until 31 March 2012 to, by a unanimous resolution, increase the share capital of the Company by no more than nominally DKK 650,000,000 by issuance of new shares against payment in cash with pre-emptive subscription rights for the existing shareholders of the Company. It is an integral part of the authorisation that the proceeds in connection with such a rights issue shall not exceed a DKK amount corresponding to USD 110,000,000.

2.	Other proposals from the Board of Directors

a.	Authorisation of the Board of Directors to apply for registration of the decisions adopted by the general meeting.

Announcement no.17 / 31 October 2011	Notice of EGM and complete proposals	Page 3 of 7

COMPLETE PROPOSALS

1.	Proposals from the Board of Directors – Unconditional decrease of share capital and authorisation of the Board of Directors to carry out a subsequent increase of share capital

a.
Decision to decrease the share capital of the Company by nominally DKK 291,200,000 through a reduction of the nominal value per share (denomination) from DKK 5 to DKK 1 by transfer to a special reserve fund.

The Board of Directors proposes that the share capital of the Company is decreased by nominally DKK 291,200,000 from nominally DKK 364,000,000 to nominally DKK 72,800,000 by decreasing the nominal amount per share (denomination) from DKK 5 to DKK 1 by transfer to a special reserve fund in accordance with the Section 188(1)(3) of the Danish Companies Act. The transfer to the special reserve fund shall amount to DKK 291,200,000 and the capital decrease hence occurs by rate 100, i.e. equaling the nominal decreased amount. Subsequent to the decrease, the share capital of the Company will amount to nominally DKK 72,800,000 and the nominal value of each share will be DKK 1.

Adoption of the proposal implies that Article 2.1 of the Articles of Association is amended to "The Company's share capital is DKK 72,800,000.00 divided into shares of DKK 1.00 each or any multiple thereof" and that Article 8.3 of the Articles of Association is amended to "Each share of DKK 1.00 carries one vote".

b.
Decision to authorise the Board of Directors until 31 March 2012 to, by a unanimous resolution, increase the share capital of the Company by a nominal amount of no more than nominally DKK 650,000,000 by issuance of new shares against payment in cash with pre-emptive subscription rights for the existing shareholders of the Company. It is an integral part of the authorisation that the proceeds in connection with such a rights issue shall not exceed a DKK amount corresponding to USD 110,000,000.

The Board of Directors proposes that the following authorisation is inserted as Article 2.7 in the Articles of Association of the Company:

"The Board of Directors is authorised in the period until 31 March 2012, in one stage, with proportionate pre-emption rights for the existing shareholders, to resolve by unanimous resolution to increase the Company's share capital by up to a total nominal amount of DKK 650,000,000. It is an integral part of the authorisation that the proceeds in connection with such a rights issue shall not exceed a DKK amount corresponding to USD 110,000,000.

New shares issued pursuant to this authorisation shall be subscribed for in cash, shall be negotiable instruments, shall be issued to bearer, but shall be eligible for registration in the name of the holder in the Company's register of shareholders. The transferability of the new shares shall not be subject to any restrictions, the new shareholders shall not be under an obligation to have their shares redeemed and the new shares are in all other respects to carry the same rights and privileges as the existing shares in the Company. The Board of Directors will by a unanimous resolution determine whether the new shares may be subscribed for at a rate discounted to the market price and any other terms and conditions"

Announcement no.17 / 31 October 2011	Notice of EGM and complete proposals	Page 4 of 7

2.	Other proposals from the Board of Directors

a.	Authorisation of the Board of Directors to apply for registration of the decisions made on the general meeting

The Board of Directors proposes that the Board of Directors be authorised to apply for registration of the resolutions adopted by the general meeting and to make any such amendments thereto as may be required or requested by the Danish Commerce and Companies Agency, the Danish Financial Supervisory Authority, NASDAQ OMX Copenhagen A/S or any other public authority as a condition for registration or approval.

*****

Adoption requirements

The general meeting is only legally competent to transact business when at least one-third of the share capital is represented (quorum), cf. Article 10.1 of the Articles of Association of the Company.

Adoption of the proposal under item 2.a is subject to a simple majority of votes, cf. Article 10.2 of the Articles of Association of the Company.

Adoption of the proposals under item 1.a and 1.b are subject to at least two-thirds of the votes cast as well as of the share capital represented at the general meeting voting in favour of the proposals, cf. Section 106(1) of the Danish Companies Act.

Form of notice and availability of information

Notice convening the Extraordinary General Meeting will be sent to all shareholders entered in the Company's register of shareholders and/or ADR holders who have registered their holdings with the Company and who have so requested. Notice will also be announced through the Danish Commerce and Companies Agency's IT system and on the Company's website www.torm.com.

This notice containing the agenda, the complete proposals, information on the total number of shares and voting rights on the date of the notice and the forms to be used for proxy voting and postal voting, a copy of the latest adopted annual report, a statement by the Board of Directors pursuant to Sections 185 and 156(2)(2) of the Danish Companies Act and a statement by the Company's auditor on the statement by the Board of Directors pursuant to Sections 185 and 156(2)(3) of the Danish Companies Act will be available at the offices of the Company and on the Company's website, www.torm.com, in the period from Tuesday, 1 November 2011 until and including the date of the Extraordinary General Meeting.

Admission cards, instruments of proxy and postal voting

Admission and voting cards, cf. Section 8.1 of the Articles of Association, to the Extraordinary General Meeting may be obtained against presentation of appropriate documentation on or before Friday, 18 November 2011 in one of the following ways:

-	by returning the attached registration form to VP Investor Services A/S, Weidekampsgade 14, P.O. Box 4040, DK-2300 Copenhagen S, via e-mail to vpinvestor@vp.dk, or by fax to +45 4358 8867, or

-	by contacting VP Investor Services A/S at tel. +45 4358 8893, or

-	on www.uk.vp.dk/agm.

Announcement no.17 / 31 October 2011	Notice of EGM and complete proposals	Page 5 of 7

A shareholder may choose to be represented by proxy. The Proxy Form must be returned, fully completed and signed, to VP Investor Services A/S, Weidekampsgade 14, P.O. Box 4040, DK-2300 Copenhagen S, via e-mail to vpinvestor@vp.dk, or by fax, +45 4358 8867, in time for the Proxy Form to be received by VP Investor Services A/S on or before Friday, 18 November 2011.

Shareholders unable to attend the general meeting may by use of the Proxy Form either:
-	grant proxy to a named third party. The proxy holder will receive an admission card from VP Investor Services A/S which must be brought to the general meeting, or

-	grant proxy to the Board of Directors. If so, votes will be cast in accordance with the Board of Directors' recommendations, or

-	authorise the Board of Directors to vote on the shareholder's behalf as indicated in check boxes.

If a shareholder chooses to be represented by proxy, the Proxy Form must be returned to VP Investor Services A/S, Weidekampsgade 14, P.O. Box 4040, DK-2300 Copenhagen S, or by fax, +45 4358 8867, in time for the Proxy Form to be received by VP Investor Services A/S on or before Friday, 18 November 2011.

Proxy may also be granted electronically on VP Investor Services A/S's website, www.uk.vp.dk/agm, on or before Friday, 18 November 2011.

A shareholder may also choose to vote by way of postal voting. The Postal Voting Form must be returned, fully completed and signed, to VP Investor Services A/S, Weidekampsgade 14, P.O. Box 4040, DK-2300 Copenhagen S, via e-mail to vpinvestor@vp.dk, or by fax, +45 4358 8867, in time for the Postal Voting Form to be received by VP Investor Services A/S on or before Friday, 18 November 2011. Voting by way of the Postal Voting Form cannot be withdrawn by the shareholder once returned to VP Investor Services A/S.

Please be advised that shareholders cannot vote by way of both proxy and postal vote.

Share capital and voting rights

On the date of this notice, the Company's share capital is DKK 364,000,000.00 divided into shares of DKK 5.00 each or any multiples thereof. Each shareholding of DKK 5.00 entitles the holder to one vote at the general meeting.

However, the exercise of voting rights is subject to the shares having been registered in the Company's register of shareholders, or the shareholder having notified the Company with the purpose of registration in the register of shareholders, on or before the Record Date, Tuesday, 15 November 2011, cf. Article 8.1 of the Articles of Association and Section 84 of the Danish Companies Act, and the shareholder having obtained an admission card or submitted a postal vote in due time.

Questions from Shareholders

Any questions from shareholders regarding the agenda and the documentation relating to the Extraordinary General Meeting must be presented in writing and be sent to the management by e-mail MAN@torm.com no later than the day before the Extraordinary General Meeting. Replies to such questions will be made either in writing or orally at the general meeting. Written replies will be available at the Company's website www.torm.com.

Hellerup, October 2011

Announcement no.17 / 31 October 2011	Notice of EGM and complete proposals	Page 6 of 7

The Board of Directors

Announcement no.17 / 31 October 2011	Notice of EGM and complete proposals	Page 7 of 7